

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 21, 2008

Mr. Tim Coupland
President and Chief Executive Officer
Dynamic Gold Corp
675 West Hastings Street, Suite 506
Vancouver, British Columbia V6B 1N2
Canada

> **Re:** **Dynamic Gold Corp**
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Filed September 13, 2007**
> **Response Letter dated February 15, 2008**
> **Form 10-KSB/A for Fiscal Year Ended June 30, 2007**
> **Filed March 13, 2008**
> **File No. 000-52417**

Dear Mr. Coupland:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief